ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 675-7640      Fax:  (604) 687-4212

News Release

ACREX VENTURES RETAINED WINDWARD COMMUNICATIONS TO

MANAGE ITS INVESTOR RELATIONS PROGRAMME IN NORTH AMERICA

Monday, March 17, 2003, Vancouver, B.C.:  Acrex Ventures Ltd. (AKV:TSX.V) wishes to announce that, subject to regulatory approval, it has retained the services of Windward Communications Inc. -  to assist in the Company’s development of and implementation of a well-rounded investor and broker relations programme.

Windward Communications is owned by Mr. Kelly A. Boatright, an experienced investor and public relations professional, who has been recognized for his innovations and professionalism within the sector.  Windward will seek to expand awareness of Acrex’s story through the maintaining of broad-based newsletter coverage, improved dissemination of press announcements, broker meetings and seminars, financial shows, strategic banner ads and related programmes which are determined to be of positive value.

Windward maintains offices in Vancouver, B.C. and Charlotte, North Carolina.  They also work closely with agents and consultants in Spokane, Toronto, New York and London, England.  The firm has been in business for 20 years and is wholly focused upon the natural resource sectors.

Windward will receive a fee of $2,500 (U.S.) per month which is all-inclusive.  The term of the contract is non-specific.  However, Acrex may terminate the agreement at any time with a two-week written notice and payment of any outstanding fees.  Acrex will pay Windward’s fees from its working capital on hand.  Windward and Mr. Boatright are at arm’s-length from Acrex.

Investor Relations -

Tel    604-675-7640

e-mail:  info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.